SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: March 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
               --------------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F     X           Form 40-F
                              --------                 ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No   X
                              --------            ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart") dated March 9, 2004, announcing results for the fourth quarter and full year ended December 31, 2003 and reaffirming WorldHeart's outlook for fiscal 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release

            WORLDHEART REPORTS FINAL UNAUDITED 2003 FINANCIAL RESULTS
             Reaffirms Outlook for 2004 and Announces Future Results
                         to be Reported in U.S. Dollars

OAKLAND, CALIFORNIA - March 9, 2004 (OTCBB: WHTOF, TSX: WHT)- World Heart Corporation (WorldHeart or the Corporation) today reported results for the fourth quarter and full year ended December 31, 2003 and reaffirmed its outlook for fiscal 2004. Financial statements are included with this release. Unless otherwise indicated, all references to dollars in this release are to Canadian dollars.

In fiscal 2003, WorldHeart recorded gross revenues from sales of the Novacor(R) LVAS and related equipment of $11.1 million, excluding a sales return adjustment of $1.6 million as discussed below, which represents an increase of 10% over revenues of $10.1 million recorded in 2002. The net loss for 2003 totals $33.0 million or $5.27 per share compared to a net loss of $49.8 million or $19.59 per share in 2002.

Gross revenues denominated in U.S. dollars, increased by 15% to US$7.9 million in 2003 from US$6.9 million in 2002, however, a significant strengthening in the Canadian dollar as compared with the U.S. dollar in 2003 has resulted in a lower Canadian dollar year-over-year increase. Novacor LVAS transplant kit sales for 2003 totaled 118, excluding the sales return adjustment of 20 Novacor LVAS kits, which represents an increase of 13% over the 104 kits sold in 2002.

As was previously announced, as part of the amended distribution agreement with Edwards Lifeseciences Corporation (Edwards) entered into on December 31, 2003 WorldHeart acquired certain inventory and fixed assets from Edwards totaling approximately $2.4 million and which included 20 Novacor LVAS kits. This resulted in a sales return adjustment in the fourth quarter of 2003, which reduced revenues by $1.6 million.

Including the sales return, reported revenues for 2003 were $9.5 million and Novacor LVAS implant kit sales totaled 98.

Gross revenue for the fourth quarter of 2003, prior to the sales return was $2.3 million. This compares with $2.2 million for the fourth quarter in 2002. Novacor LVAS transplant kit sales totaled 25 during the fourth quarter of 2003 compared to 22 in the fourth quarter of 2002. Including the sales return, Novacor LVAS kit sales totaled five units in the fourth quarter of 2003.

The Corporation's gross margin increased to $2.5 million or 27% of revenues in 2003 compared to $238,000 or 2% of revenues in 2002.

The Corporation ended 2003 with cash of $23.4 million and no loans or no preferred shares issued and outstanding compared to 2002 where the Corporation ended the year with $248,000 in cash.

Other important achievements during fiscal 2003 included:

     o Submission of trial design and protocols to the FDA requesting a 40 centre U.S. trial called RELIANT (Randomized Evaluation of the Novacor LVAS In A Non-Transplant Population) a pivotal trial to demonstrate equivalency of the Novacor LVAS to the HeartMate(TM) XVE, which will be the control arm. Novacor will be randomized against HeartMate on a 2:1 basis and the data from RELIANT will support a Pre-market Approval
          (PMA) Supplement for the use of the Novacor LVAS for long-term use by non-transplant eligible patients (i.e. destination therapy);

     o Amendment of the Corporation's worldwide distribution agreement effective January 1, 2004 to allow WorldHeart to sell directly in all markets except Japan, where Edwards will continue as the Corporation's exclusive distributor. Prior to the amendment to the distribution agreement WorldHeart sold directly only in the United States;

     o Filing with the FDA of an amended PMA Supplement to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support. WorldHeart expects a decision by the FDA on this PMA Supplement in the first half of 2004;

     o Completion in the third quarter of a re-capitalization including the receipt of cash of $63.2 million through the sale of common shares and warrants and the exchange of US$78 million of preferred shares for common shares and warrants. All of the Corporation's loans were repaid subsequent to this transaction;

     o A consolidation of common shares in the fourth quarter on a one new common share for seven old common shares basis. A consequence of this consolidation is that WorldHeart anticipates that it will be listed on the NASDAQ National Market by the end of the first quarter of 2004;

     o FDA and Health Canada approval of an ePTFE inflow conduit for the Novacor LVAS which has resulted in a reduction in stroke rates to fully competitive levels with the market's current leader in implantable VADs; and

     o A major restructuring of operations commencing in the third quarter and completed in the fourth quarter in order to focus on Novacor LVAS commercial operations. The restructuring includes a new five member board of directors with four independent members, implementation of a Novacor LVAS manufacturing cost reduction program and significant expense reductions including a 26% reduction in headcount.

Roderick M. Bryden, WorldHeart President and CEO commented, "We entered 2004 with what we believe is the best LVAD in the world to support heart failure patients for several months to several years. Our balance sheet is sound and our management and staff is highly focused and capable. The market is demanding and competition is and will continue to be strong. We are confident that the quality of the Novacor LVAS and the strength of WorldHeart and its management will result in significant growth for our company in 2004 and beyond."

Outlook for 2004
The Corporation reaffirmed its guidance for 2004. WorldHeart expects revenues to triple over 2003 levels and expects a continued improvement in gross margin to over 50%.

For the first quarter ending March 31, 2004 revenues remain on target to double over the same period in 2003 with improved gross margin and a reduced net loss.

WorldHeart to Change to U.S. Dollar Reporting in 2004
WorldHeart also announced today that it will report in U.S. dollars commencing with the first quarter of 2004 ending March 31, 2004.

In 2003 the Corporation restructured its operations to focus more attention on its current commercial activities associated with the sales, marketing, manufacturing and distribution of the Novacor LVAS located primarily in the United States. The United States is also expected to be a primary source of future revenue growth. In changing to U.S. dollars for reporting WorldHeart expects to improve the transparency of its financial statements by significantly reducing the volatility related to fluctuations between the Canadian and U.S. dollars.

Financial information for all comparative prior periods will be restated and reported in U.S. dollars in accordance with Canadian generally accepted accounting principals (GAAP).

WorldHeart will hold a telephone conference call today at 4:00 p.m. Eastern Standard Time. To participate, please call 1-888-820-9102 ten minutes before the call is scheduled to begin. A recording of the presentation and question period will be available for review starting at 6:30 p.m. EST today. The recording will be available until April 9, 2004 and can be accessed by dialing 1-800-558-5253 and entering the reservation number 21187913.

About Novacor LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the Food and Drug Administration (FDA) is currently reviewing WorldHeart's Pre-market Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario and with facilities in Oakland, California USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its

Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


For more information, please contact:
World Heart Corporation
Mark Goudie
Vice President Finance & CFO
(613) 226-4278
www.worldheart.com
------------------

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Unaudited)
(Canadian Dollars)

--------------------------------------------------------------------------------------------------------------------------------
                                                                    Year ended             Year ended             Year ended
                                                                  December 31,           December 31,           December 31,
                                                                          2003                   2002                   2001
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                                         $    9,492,063         $   10,106,931         $    8,252,624
Cost of goods sold                                                  (6,960,808)            (9,868,731)            (8,287,058)
                                                              -------------------   --------------------   ------------------

Gross Margin                                                         2,531,255                238,200                (34,434)
                                                              -------------------   --------------------   ------------------

Expenses
     Selling general and administrative                            (10,175,624)           (10,499,075)           (11,078,320)
     Research and Development                                      (15,827,626)           (25,016,365)           (35,774,623)
     Restructuring costs                                            (4,702,021)                     -                      -
     Amortization of intangibles                                    (3,999,183)            (7,322,503)           (15,209,647)
                                                              -------------------   --------------------   ------------------
                                                                   (34,704,454)           (42,837,943)           (62,062,590)
                                                              -------------------   --------------------   ------------------

Loss before the undernoted                                         (32,173,199)           (42,599,743)           (62,097,024)

Other income (expenses)
     Foreign exchange gain (loss)                                   11,304,310                476,649             (2,913,150)
     Investment income                                                 109,897                134,255              1,209,125
     Interest expense and financing costs                          (12,227,866)            (7,772,300)            (6,853,763)
                                                              -------------------   --------------------   ------------------

Loss before income taxes                                           (32,986,858)           (49,761,139)           (70,654,812)

Recovery of future income taxes                                              -                      -              4,988,244
                                                              -------------------   --------------------   ------------------

Net loss for the year                                           $  (32,986,858)        $  (49,761,139)        $  (65,666,568)
                                                              -------------------   --------------------   ------------------

Weighted average number of common shares
outstanding                                                          6,259,757              2,539,912              2,152,747
                                                              -------------------   --------------------   ------------------

Basic and diluted loss per common share                              $   (5.27)             $  (19.59)          $     (30.50)
                                                              ===================   ====================   ==================

WORLD HEART CORPORATION
Consolidated Balance Sheets
(Unaudited)
(Canadian Dollars)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           December 31,           December 31,
                                                                                                   2003                   2002
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                                                            $     8,216,798      $         248,181
   Short-term investments                                                                    15,195,641                      -
   Accounts and other receivables                                                             5,049,734              2,131,537
   Tax credit receivable                                                                              -              2,770,000
   Prepaid expenses                                                                             796,340                342,944
   Inventory                                                                                  7,653,066              6,235,702
                                                                                        ---------------      -----------------
                                                                                             36,911,579             11,728,364
Cash pledged as collateral for lease                                                            684,548              1,183,200
Capital assets                                                                                3,943,508              4,244,371
Goodwill                                                                                     22,273,407             22,273,407
Intangible assets                                                                             1,139,777              5,138,962
Other assets                                                                                    105,623                477,609
                                                                                        ---------------      -----------------
                                                                                        $    65,058,442      $      45,045,913
                                                                                        ---------------      -----------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable and accrued liabilities                                             $    10,878,496      $      15,075,304
   Accrued compensation                                                                       2,266,753              2,622,849
   Short-term loans                                                                                   -              2,018,937
   Current portion of capital lease                                                                   -                 63,829
                                                                                        ---------------      -----------------
                                                                                             13,145,249             19,780,919
Preferred shares                                                                                      -             72,750,188
                                                                                        ---------------      -----------------
                                                                                             13,145,249             92,531,107
                                                                                        ---------------      -----------------
Shareholders' equity (deficiency)
Common shares                                                                               259,426,596             87,788,808
   Issued and outstanding - 15,023,689 common shares (2002
   - 2,567,084 common shares)
Special warrants and rights                                                                           -              3,420,016
Contributed surplus                                                                           7,462,676             40,683,222
Accumulated deficit                                                                        (214,976,079)          (179,377,240)
                                                                                        ---------------      -----------------
                                                                                             51,913,193            (47,485,194)
                                                                                        ---------------      -----------------
                                                                                        $    65,058,442      $      45,045,913
                                                                                        ===============      =================

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(Unaudited)
(Canadian Dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      Year ended             Year ended              Year ended
                                                                    December 31,           December 31,            December 31,
                                                                            2003                   2002                    2001
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the year                                           $ (32,986,858)          $(49,761,139)          $ (65,666,568)
   Items not involving cash -
     Amortization and depreciation                                     5,947,235              8,982,154              17,339,528
     Interest on preferred shares                                      6,035,801              7,669,667               6,853,763
     Recovery of future income taxes                                           -                      -             (4,988,244)
     Non-cash financing costs and services paid through
       options and warrants                                            3,788,314                406,219                 734,000
     Foreign exchange (gain)/loss                                    (10,827,435)              (585,268)              3,047,835
     Writedown of other assets                                           113,866                      -                       -
   Net change in operating components of working capital              (7,033,119)            11,652,757               2,056,797
                                                              -------------------      -----------------     ------------------
                                                                     (34,962,196)           (21,635,610)            (40,622,889)
                                                              -------------------      -----------------     ------------------
Investing activities
   Purchase of short-term investments                                (15,195,641)                     -              (7,381,300)
   Redemption of short-term investments                                        -              6,881,300              23,196,677
   Purchase of capital assets                                           (210,322)              (610,198)             (1,205,121)
   Cash pledged as collateral for lease                                  304,240             (1,183,200)                226,316
                                                              -------------------      -----------------     ------------------
                                                                     (15,101,723)             5,087,902              14,836,572
                                                              -------------------      -----------------     ------------------
Financing activities
   Capital lease repayments                                              (63,829)              (162,487)               (150,933)
   Issuance of common shares and special warrants through
     public offering                                                  66,164,608                      -              16,654,418
   Payment of expenses relating to the issue of common
     shares and special warrants                                      (6,512,755)               (77,058)             (1,690,672)
   Short-term loan proceeds                                                    -              2,000,000                       -
   Repayment of short term loan                                       (2,000,000)                     -                       -
   Senior and subordinated loan proceeds                              10,000,000                      -                       -
   Repayment of senior and subordinated loan                         (10,000,000)                     -                       -
   Convertible debenture proceeds                                      1,200,000                      -                       -
   Repayment of convertible debenture                                 (1,200,000)                     -                       -
   Bridge loan proceeds                                                1,052,000                      -                       -
   Bridge loan repayment                                              (1,052,000)                     -                       -
   Payment of expenses relating to debt financing                       (478,186)              (41,400)                       -
   Funds received on the exercise of warrants                          1,642,000                      -                       -
   Payment of expenses relating to exercise of warrants                  (49,418)                     -                       -
   Investment by third party in subsidiary                                     -                      -               3,465,501
   Repurchase of common shares                                                 -                      -             (1,287,605)
   Deferred transaction costs                                                  -              (331,542)                       -
                                                              -------------------      -----------------     ------------------
                                                                      58,702,420              1,387,513              16,990,709
                                                              -------------------      -----------------     ------------------
Effect of exchange rate changes on cash and cash equivalents            (669,884)                63,217                 516,218
                                                              -------------------      -----------------     ------------------
Change in cash and cash equivalents for the year                       7,968,617            (15,096,978)             (8,279,390)
Cash and cash equivalents beginning of the year                          248,181             15,345,159              23,624,549
                                                              -------------------      -----------------     ------------------
Cash and cash equivalents end of the year                          $   8,216,798        $       248,181          $   15,345,159
                                                              ===================      =================     ==================

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       World Heart Corporation

     Date:  March 10, 2004             By:      /s/ Mark Goudie
                                          --------------------------------------
                                          Name:  Mark Goudie
                                          Title: Chief Financial Officer